FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of September 2009

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.


                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders of the Registrant held on September 1, 2009, the shareholders approved the following proposals:

     (1) election of Eric Paneth and Izhak Tamir to the Board of Directors;
     (2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years; and
     (3) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors.

The chairman announced at the meeting that the proposal relating to the option compensation of external directors, although, based on proxies received, would have been approved by the shareholders, was removed from the agenda because it was decided that the compensation of external directors will be paid only in cash.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Tikcro Technologies Ltd.

                                (Registrant)

                                 By:/s/ Adam M. Klein
Date: September 8, 2009            ---------------------------------
                                   Adam M. Klein for Eric Paneth, Chief
                                   Executive Officer, pursuant to authorization